CenturyTel, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**04-27-2006**
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Revision Number:	**-NOT DEFINED-**

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SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000018926**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**kathryn.taylor@centurytel.com**
Contact Phone Number	**318-388-9196**
Item Ids	**2.02**
	9.01
Reporting Period	**04-27-2006**
Global Enclosed File Count	**2**

Documents

8-K	**sub8k.htm**
	1st Qtr 2006 ER 8k
EX-99	**exhibit99.htm**
	earning release

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>318-388-9196</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000018926</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>04-27-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>sub8k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>1st Qtr 2006 ER 8k</value>
    </field>
    <data sid="data1">
      <filename>sub8k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit99.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>earning release</value>
    </field>
    <data sid="data2">
      <filename>exhibit99.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 27, 2006

CenturyTel, Inc.

(Exact name of registrant as specified in its charter)

Louisiana (State or other jurisdiction of incorporation or organization)	1-7784 (Commission File Number)	72-0651161 (I.R.S. Employer Identification No.)

100 CenturyTel Drive, Monroe, Louisiana 71203
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (318) 388-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240. 14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

The following information, except for any forward-looking statements (including our forecasts for the upcoming quarter and full year 2006) and except for our references to non-GAAP financial measures (as defined in Regulation G promulgated by the Securities and Exchange Commission), shall be deemed incorporated by reference into any registration statement heretofore and hereafter filed by us under the Securities Act of 1933, as amended, except to the extent that such incorporated information is superceded by information as of a subsequent date that is included in or incorporated by reference into any such registration statement. None of the following information shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

On April 27, 2006, we issued a press release announcing our first quarter 2006 consolidated operating results. More complete information on our operating results will be included in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, which we expect to file shortly with the Securities and Exchange Commission. The complete press release is included as Exhibit 99.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibit.

99 Press release dated April 27, 2006 reporting first quarter 2006 operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURYTEL, INC.

By: /s/ Neil A. Sweasy
Neil A. Sweasy
Vice President and Controller

Dated: April 27, 2006

Exhibit 99

FOR IMMEDIATE RELEASE

April 27, 2006

FOR MORE INFORMATION CONTACT:

Media: Patricia Cameron 318.388.9674

patricia.cameron@centurytel.com

Investors: Tony Davis 318.388.9525

tony.davis@centurytel.com

CenturyTel Reports First Quarter Earnings

Monroe, La… CenturyTel, Inc. (NYSE: CTL) announces operating results for first quarter 2006.

- **Operating revenues, excluding nonrecurring items, rose to $610.3 million from $595.3 million in first quarter 2005. Reported under GAAP, first quarter 2006 operating revenues were $611.6 million.**

- **Net income, excluding nonrecurring items, was $72.4 million compared to $80.0 million in first quarter 2005. Reported under GAAP, first quarter 2006 net income was $69.4 million compared to $79.6 million in first quarter 2005.**

- **Diluted earnings per share, excluding nonrecurring items, was $.58 in first quarter 2006 and $.59 in first quarter 2005. Reported under GAAP, diluted earnings per share was $.55 in first quarter 2006.**

- **Free cash flow (as defined in the attached financial schedules), excluding nonrecurring items, was $146.9 million in first quarter 2006 compared to $137.3 million in first quarter 2005.**

- **High-speed Internet customers increased by more than 37,000 in the first quarter of 2006, with nearly 286,000 high-speed Internet connections in service at the end of the quarter.**

First Quarter Highlights (Excluding nonrecurring items) (In thousands, except per share amounts and customer date)		**Quarter Ended** **3/31/06**		**Quarter Ended** **3/31/05**	**% Change**
Operating Revenues	$	610,337	$	595,282	2.5%
Operating Cash Flow (1)	$	297,620	$	309,035	(3.7)%
Net Income	$	72,421	$	79,991	(9.5)%
Diluted Earnings Per Share	$	.58	$	.59	(1.7)%
Average Diluted Shares Outstanding		127,959		137,169	(6.7)%
Capital Expenditures	$	60,088	$	74,903	(19.8)%
Telephone Access Lines		2,191,747		2,298,491	(4.6)%
High-speed Internet Customers		285,791		173,768	64.5%

(1)   Operating Cash Flow is a non-GAAP financial measure. A reconciliation of this item to comparable GAAP measures is included in the attached financial schedules.

"Penetration of broadband services into our customer base continued to climb during the first quarter as we added more than 37,000 high-speed Internet subscribers, a new quarterly growth record for CenturyTel," Glen F. Post, III, chairman and chief executive officer, said. "Year-over-year high-speed Internet connections and related revenues grew more than 64% and 53%, respectively, advancing our objective of being the broadband provider of choice in our markets."

Operating revenues, excluding nonrecurring items, rose to $610.3 million in first quarter 2006 from $595.3 million in first quarter 2005. Revenue growth, driven primarily by growth in high-speed Internet connections and revenue from metro fiber assets acquired in mid-2005, more than offset anticipated revenue declines primarily attributable to lower access revenues and universal service funding, and the decline in access lines.

Operating expenses, excluding nonrecurring items, for first quarter 2006 were $447.3 million compared to $418.4 million in first quarter 2005. This increase was primarily due to growth in high-speed Internet connections and our video offerings, along with expenses related to the metro fiber assets acquired in mid-2005.

Operating cash flow, excluding nonrecurring items, decreased to $297.6 million from $309.0 million. CenturyTel achieved an operating cash flow margin of 48.8% during the quarter versus 51.9% in first quarter 2005. This margin decline was principally driven by the growth in revenues with lower margins, such as high-speed Internet, fiber transport and CLEC services, and the decline in higher margin revenues associated with lower USF and access line losses.

Net income, excluding nonrecurring items, was $72.4 million compared to $80.0 million in first quarter 2005. Diluted earnings per share, excluding nonrecurring items, was $.58 compared to $.59 in first quarter 2005. First quarter 2006 diluted earnings per share was favorably impacted by repurchases under the Company's $200 million and $1 billion share repurchase programs.

"Customer demand for bundled services was strong during the quarter as we added more than 47,000 bundle customers. We also continue to experience customer migration from our basic bundle to enhanced bundles which include services such as long distance and high-speed Internet, which we believe strengthens our customer relationships," Post said.

Under generally accepted accounting principles (GAAP), CenturyTel reported operating revenues of $611.6 million in first quarter 2006 compared to $595.3 million in first quarter 2005. In first quarter 2006, the Company reported net income of $69.4 million and diluted earnings per share of $.55, compared to $79.6 million and $.59 per diluted share, respectively, in first quarter 2005. Net income in first quarter 2006 includes $3.0 million net after-tax expense related to a reduction in workforce. Net income in first quarter 2005 includes $3.7 million after-tax expense related to CenturyTel's purchase and retirement of approximately $400 million of Series J Notes and $3.3 million net benefit related to the settlement of various income tax audits.

For second quarter 2006, CenturyTel expects total revenues of $605 to $615 million and diluted earnings per share of $.54 to $.58. The decline in diluted earnings per share from first quarter to second quarter 2006 is primarily due to increased operating costs related to high-speed Internet, long distance and video customer growth, annual wage adjustments effective in the second quarter and the seasonal impact of maintenance activities for our outside plant.

For the full year 2006, diluted earnings per share is expected to be in the range of $2.30 to $2.40 versus the previous guidance of $2.20 to $2.35, primarily due to fewer fully diluted shares outstanding as a result of retiring approximately 14.4 million shares in connection with the $500 million accelerated share repurchase program announced in February, partially offset by lower than anticipated USF receipts and costs associated with the continued transition of the metro fiber assets acquired in mid-2005.

These outlook figures for the second quarter and full year 2006 exclude nonrecurring items, future share repurchases, mergers, acquisitions, divestitures or other similar business transactions.

Reconciliation to GAAP. This release includes certain non-GAAP financial measures, including but not limited to operating cash flow, free cash flow and adjustments to GAAP measures to exclude the effect of nonrecurring items. In addition to providing key metrics for management to evaluate the Company's performance, we believe these measurements assist readers in their understanding of period-to-period operating performance and in identifying historical and prospective trends. Reconciliations of non-GAAP financial measures to the most comparable GAAP measures are included in the attached financial statements. Reconciliation of additional non-GAAP financial measures that may be discussed during the earnings call described below will be available on the Company's Web site at www.centurytel.com. Investors are urged to consider these non-GAAP measures in addition to, and not in substitution for, measures prepared in accordance with GAAP.

Investor Call. As previously announced, CenturyTel's management will host a conference call at 10:30 a.m. Central Time today. Interested parties can access the call by dialing 866.206.6154. The call will be accessible for replay through May 3, 2006, by calling 888.266.2081 and entering the conference ID number 886448. Investors can also listen to CenturyTel's earnings conference call and replay by accessing the Investor Relations portion of the Company's Web site at www.centurytel.com through May 17, 2006.

In addition to historical information, this release includes certain forward-looking statements, estimates and projections that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of the Company. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the Company's ability to effectively manage its growth, including integrating newly-acquired businesses into the Company's operations and hiring adequate numbers of qualified staff; possible changes in the demand for, or pricing of, the Company's products and services; the Company's ability to successfully introduce new product or service offerings on a timely and cost-effective basis; the Company's ability to collect its receivables from financially troubled communications companies; the Company's ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effect of adverse weather; other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission; and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to the Company's business are described in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2005. You should be aware that new factors may emerge from time to time and it is not possible for management to identify all such factors, nor can it predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The information contained in this release is as of April 27, 2006. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

CenturyTel (NYSE: CTL) is a leading provider of consumer and business communications solutions in rural areas and small to mid-size cities in 26 states and is included in the S&P 500 Index. The company delivers advanced communications with a personal touch. Visit CenturyTel at www.centurytel.com.

CenturyTel, Inc.
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

In thousands, except per share amounts	Three months ended March 31, 2006			Three months ended March 31, 2005			Increase (decrease) as reported	Increase (decrease) excluding nonrecurring items
	As reported	Less non-recurring items	As adjusted excluding non-recurring items	As reported	Less non-recurring items	As adjusted excluding non-recurring items		
OPERATING REVENUES								
Voice*	$ 217,449		217,449	224,500		224,500	(3.1%)	(3.1%)
Network access	225,246	1,128 (1)	224,118	230,278		230,278	(2.2%)	(2.7%)
Data	83,238	184 (1)	83,054	72,906		72,906	14.2%	13.9%
Fiber transport and CLEC	35,780		35,780	20,243		20,243	76.8%	76.8%
Other	49,936		49,936	47,355		47,355	5.5%	5.5%
	611,649	1,312	610,337	595,282	-	595,282	2.7%	2.5%
OPERATING EXPENSES								
Cost of services and products	222,952	5,493 (1)	217,459	191,993		191,993	16.1%	13.3%
Selling, general and administrative	95,940	682 (1)	95,258	94,254		94,254	1.8%	1.1%
Depreciation and amortization	134,565		134,565	132,175		132,175	1.8%	1.8%
	453,457	6,175	447,282	418,422	-	418,422	8.4%	6.9%
OPERATING INCOME	158,192	(4,863)	163,055	176,860	-	176,860	(10.6%)	(7.8%)
OTHER INCOME (EXPENSE)								
Interest expense	(50,086)		(50,086)	(52,625)	(1,196) (3)	(51,429)	(4.8%)	(2.6%)
Income from unconsolidated cellular entity	2,073		2,073	1,313		1,313	57.9%	57.9%
Other income (expense)	2,524		2,524	1,535	(1,574) (4)	3,109	64.4%	(18.8%)
Income tax expense	(43,278)	1,867 (2)	(45,145)	(47,467)	2,395 (5)	(49,862)	(8.8%)	(9.5%)
NET INCOME	$ 69,425	(2,996)	72,421	79,616	(375)	79,991	(12.8%)	(9.5%)
BASIC EARNINGS PER SHARE	$ 0.57	(0.02)	0.59	0.60	0.00	0.60	(5.0%)	(1.7%)
DILUTED EARNINGS PER SHARE	$ 0.55	(0.02)	0.58	0.59	0.00	0.59	(6.8%)	(1.7%)

AVERAGE SHARES OUTSTANDING						
Basic	122,394	122,394	132,183	132,183	(7.4%)	(7.4%)
Diluted	127,959	127,959	137,169	137,169	(6.7%)	(6.7%)
DIVIDENDS PER COMMON SHARE	$ 0.0625	0.0625	0.06	0.06	4.2%	4.2%

NONRECURRING ITEMS
 (1) - Severance and related costs due to workforce reduction, including revenue impact.
 (2) - Tax effect of item (1).
 (3) - Write-off of unamortized deferred debt costs associated with purchasing and retiring approximately $400 million of Series J notes.
 (4) - Includes (i) $4.8 million debt extinguishment charge related to purchasing and retiring approximately $400 million of Series J notes, net of (ii) $3.2 million of interest
     income related to the settlement of various income tax audits.
 (5) - Includes (i) $1.1 million net tax benefit of Items (3) and (4) and (ii) $1.3 million tax benefit related to the settlement of various income tax audits.

 * Revenues previously reported as "Local service" and "Long distance" have been combined into this "Voice" category for all periods presented.

CenturyTel, Inc.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND DECEMBER 31, 2005
(UNAUDITED)

	March 31, 2006	December 31, 2005
	(in thousands)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 15,320	158,846
Other current assets	237,763	264,170
Total current assets	253,083	423,016
NET PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	7,837,651	7,801,377
Accumulated depreciation	(4,603,609)	(4,496,891)
Net property, plant and equipment	3,234,042	3,304,486
GOODWILL AND OTHER ASSETS		
Goodwill	3,432,649	3,432,649
Other	604,367	602,556
Total goodwill and other assets	4,037,016	4,035,205
TOTAL ASSETS	$ 7,524,141	7,762,707
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Short-term debt and current maturities of long-term debt	$ 571,456	276,736
Other current liabilities	406,921	469,494
Total current liabilities	978,377	746,230
LONG-TERM DEBT	2,353,859	2,376,070
DEFERRED CREDITS AND OTHER LIABILITIES	1,049,124	1,023,134
STOCKHOLDERS' EQUITY	3,142,781	3,617,273
TOTAL LIABILITIES AND EQUITY	$ 7,524,141	7,762,707

CenturyTel, Inc.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(UNAUDITED)

	Three months ended March 31, 2006			Three months ended March 31, 2005		
In thousands	As reported	Less non-recurring items	As adjusted excluding non-recurring items	As reported	Less non-recurring items	As adjusted excluding non-recurring items
Operating cash flow and cash flow margin						
Operating income	$ 158,192	(4,863) (1)	163,055	176,860	-	176,860
Add: Depreciation and amortization	134,565		134,565	132,175		132,175
Operating cash flow	$ 292,757	(4,863)	297,620	309,035	-	309,035

Revenues	$	611,649	1,312		610,337	595,282	-		595,282
Operating income margin (operating income divided by revenues)		25.9%			26.7%	29.7%			29.7%
Operating cash flow margin (operating cash flow divided by revenues)		47.9%			48.8%	51.9%			51.9%
Free cash flow (prior to debt service requirements and dividends)									
Net income	$	69,425	(2,996)	(1)	72,421	79,616	(375)	(2)	79,991
Add: Depreciation and amortization		134,565	-		134,565	132,175	-		132,175
Less: Capital expenditures		(60,088)	-		(60,088)	(74,903)	-		(74,903)
Free cash flow	$	143,902	(2,996)		146,898	136,888	(375)		137,263
Free cash flow	$	143,902				136,888			
Income from unconsolidated cellular entity		(2,073)				(1,313)			
Deferred income taxes		9,522				22,141			
Changes in current assets and current liabilities		(31,980)				27,623			
Increase in other noncurrent assets		(2,193)				(1,358)			
Increase (decrease) in other noncurrent liabilities		957				(729)			
Retirement benefits		7,378				6,004			
Excess tax benefits from share-based compensation		(4,186)				-			
Other, net		2,615				(7,340)			
Add: Capital expenditures		60,088				74,903			
Net cash provided by operating activities	$	184,030				256,819			

NONRECURRING ITEMS

(1) - Severance and related costs due to workforce reduction, including revenue impact (presented on both a pre-tax and an after-tax basis).

(2) - Includes (i) $3.7 million after-tax expense related to purchasing and retiring approximately $400 million of Series J notes, net of (ii) $3.3 million net benefit related to the settlement of various income tax audits.